UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):
☐ Merger
☒ Liquidation
☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: UST Global Private Markets Fund, LLC
3.	Securities and Exchange Commission File No.: 811-22069
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒ Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
325 North Saint Paul Street, 49th Floor
Dallas, Texas 75201

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Corey A. Issing General Counsel - Mutual Funds Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, New York 10104 646.497.4798

1

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UST Global Private Markets Fund, LLC
c/o Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104

Attention: Chief Compliance Officer
212.476.8800

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒          Management company;

☐          Unit investment trust; or

☐          Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐          Open-end               ☒          Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104

Sub-Adviser:

NB Alternatives Advisers LLC

325 North Saint Paul Street, 49th Floor
Dallas, Texas 75201

Previous Investment Adviser:

Merrill Lynch Alternative Investments LLC

100 Federal Street

Boston, Massachusetts 02110

2

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
N/A

13.	If the fund is a unit investment trust (“UIT”) provide:
	(a)	Depositor’s name(s) and address(es):
	(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☒ No
If Yes, for each UIT state:

Name(s):
File No.: 811-______
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes ☐ No
If Yes, state the date on which the board vote took place: July 28, 2020
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes ☒ No
If Yes, state the date on which the shareholder vote took place:
If No, explain: Neither the terms of the Fund’s limited liability company agreement nor Delaware state law required a shareholder vote to approve the liquidation.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes ☐ No
(a) If Yes, list the date(s) on which the fund made those distributions: August 4, 2020

3

(b) Were the distributions made on the basis of net assets?
☒ Yes ☐ No
(c) Were the distributions made pro rata based on share ownership?
☒ Yes ☐ No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only:

Were any distributions to shareholders made in-kind?
☐ Yes ☒ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?
☐ Yes ☒ No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes ☐ No
If No,

(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☒ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Fund has been unable to ascertain a valid mailing address for certain shareholders (“Lost Shareholders”) in order to send distributions of an aggregate amount of $44,329. The unclaimed distribution amounts are being held by the Fund’s Custodian, UMB Bank N.A., pending ongoing efforts to locate the Lost Shareholders. Attempts will be made to locate all Lost Shareholders and those funds that are unclaimed will eventually escheat to the various states as required by applicable law.

4

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☒ Yes ☐ No
If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
The Fund has retained cash in the amount of $195,136, of which $80,137 is held to satisfy certain known outstanding liabilities and $70,671 is held to satisfy expected liquidation liabilities. In addition, as disclosed in Item 19, the Fund also has cash in the amount $44,329 in connection with unclaimed distribution amounts from Lost Shareholders.
(b) Why has the fund retained the remaining assets?
As disclosed in the responses to Items 19 and 20(a) above, the Fund has retained $80,137 to satisfy certain known outstanding liabilities and $70,671 to satisfy expected liquidation liabilities and $44,329 in connection with its ongoing efforts to locate and make liquidating distributions to Lost Shareholders.
(c) Will the remaining assets be invested in securities?
☐ Yes ☒ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☒ Yes ☐ No
If Yes,

(a) Describe the type and amount of each debt or other liability:

The Fund has the following known and estimated liabilities:

Legal Expenses: $46,817

Administrative Fees: $51,000

Accounting: $11,475

Custody Fees: $7,954

Contingencies and Miscellaneous: $23,204

Printing: $10,358

5

In addition, as disclosed in the responses to Items 19 and 20 above, the Fund has outstanding obligations to make distributions to Lost Shareholders in the amount of $44,329.
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will pay for the liabilities identified in Item 21(a), as well as any other liabilities of the Fund that may become known, with the cash it has retained.

The Fund has made, and will continue to make, efforts to locate Lost Shareholders in connection with its efforts to make all final distribution amounts. The distribution proceeds for any Lost Shareholders who cannot be located and/or do not contact the Fund to provide updated mailing and/or banking information will escheat to the various states as required by applicable law.

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $0
(ii) Accounting expenses: $32,450
(iii) Other expenses (list and identify separately):
(iv) Total expenses (sum of lines (i)-(iii) above): $32,450
	(b)	How were those expenses allocated?
Expenses incurred in connection with the liquidation were paid by the Fund.
	(c)	Who paid those expenses?
Expenses incurred in connection with the liquidation were paid by the Fund.
	(d)	How did the fund pay for unamortized expenses (if any)?
N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes ☒ No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

6

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes ☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes ☒ No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 811-______
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

7

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UST Global Private Markets Fund, LLC, (ii) he is the President and Chief Executive Officer of UST Global Private Markets Fund, LLC and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ James Bowden

James Bowden

8